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Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Mail Stop 6010


January 9, 2006

         Re:  MEADOWBROOK INSURANCE GROUP, INC.
              FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
              FORM 10-Q FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005 FILE NO. 0-17254


Securities and Exchange Commission, Division of Corporation Finance:

     On behalf of Meadowbrook Insurance Group, Inc., we have provided the following information requested in Mr. Jim Rosenberg's (Senior Assistant, Chief Accountant) letter dated December 14, 2005 and have indicated, where applicable, our intent to provide information within future Form 10-Ks, Form 10-Qs, or other SEC filings.

2004 FORM 10-K, FILED MARCH 16, 2005

Item 1:  Business

Company Segments

Specialty Risk Management Operations

Risk-Sharing Programs, page 6

     1. Given the provisions of your captive and rent-a-captive risk sharing structures, please provide to us your analysis as to whether these entities are considered variable interest entities under the provisions of FIN 46(R) and who, if anyone, would be considered the primary beneficiary. Please be as detailed as possible and include appropriate references to the authoritative literature (e.g. FIN 46(R)).

MANAGEMENT'S RESPONSE:

In response (partially extracted) to your previous review, dated February 14, 2003, on our filed Form 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, FILED MARCH 29, 2002, WE DESCRIBED BOTH OUR CAPTIVE AND RENT-A-CAPTIVE RISK-SHARING PROGRAMS AS FOLLOWS:

A CAPTIVE is an insurance company or reinsurance company, which is formed for the purpose of insuring or reinsuring risks related to the businesses of its shareholders or members.


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A RENT-A-CAPTIVE allows organizations to obtain the benefits of a captive insurance company, without the initial costs and capital investment required to form their own captive. This is often an interim step utilized by groups and associations prior to forming their own captive. By participating in a rent-a-captive (or non-owned captive), organizations can share in the underwriting results and the investment income generated by their insurance premiums.

The captives and rent-a-captives are not special purpose entities. These organizations are licensed reinsurance companies. Transactions with these organizations, as described below, are reflected in our financial statements under the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts".

Since a captive's participation in a program is accomplished utilizing a quota share reinsurance agreement(1) between the captive and one of our four domestic insurance carriers, transactions with the captive and the insurance carrier are accounted for as ceded reinsurance. We will cede (transfer) to the captive its share of the net premiums after deducting ceding commissions, policy issuance fees, cost of excess reinsurance, taxes and other expenses, as well as its share of the risk (which ranges from 20% to 80% of the total risk). Under the provisions of SFAS No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", paragraph 14, the estimated reinsurance receivables arising from these contracts are reported as assets and are included in our balance sheet as reinsurance recoverables on paid and unpaid losses. In addition, amounts paid to the reinsurer relating to the unexpired portion of the reinsured contract (prepaid reinsurance premiums) are reported in our financial statements as prepaid reinsurance premiums.

UPDATE IN REGARD TO FIN46(R) AND ABOVE COMMENT:

As described in paragraph 4 of FIN46(R) as it relates to exceptions to the scope of this interpretation, an entity that is deemed to be a business, as defined by FIN46(R), need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of FIN46(R), unless certain conditions exist. Per paragraph C3 of Appendix C of FIN46(R), a business is defined as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers. As indicated, this scope exception does not apply if one or more conditions exist, which are as follows:

     1. The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.
























-------------
(1) Quota-share reinsurance agreement is an agreement where an insurance company cedes (transfers) a portion of the retained risks to a reinsurer on a pro-rata basis.


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     2.   The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

     3. The reporting enterprise and its related parties provide more than half of the total equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of fair values of interests in the entity.

     4. The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

In relation to our captive and rent-a-captive structures, we concluded both are not variable interest entities and are not subject to FIN46(R). First, we determined the captive and rent-a-captive structures are entities which are deemed to be businesses as defined above. Both the captive and rent-a-captive structures are licensed reinsurance companies, which have a self-sustaining integrated set of activities and assets, and are in the reinsurance business for the purpose of providing a return to their investors, which are the shareholders ("primary beneficiaries") of the captive company. These primary beneficiaries have their own equity at risk and have decision making abilities. They have the ability to absorb losses, which would be in the form of increased premiums, and the right to gains, which would be in the form of dividends. In addition, we reviewed the above conditions to determine if any existed in relation to our captive and rent-a-captive structures. Our determination of those conditions is as follows:

Condition 1 - We do not participate in the decision making regarding the design or redesign of the structures.

Condition 2 - These structures operate independently from us.

Condition 3 - We do not have any material equity investment, nor have we contributed any other capital to these structures. See separate response to comment number 5 for the rent-a-captive structures within our wholly owned subsidiary, American Indemnity Company, Ltd. ("AIIC"). At the time of deconsolidation, AIIC had $2.0 million of net assets, or less than one percent of our overall consolidated assets and currently there are no active rent-a-captives.

Condition 4 - The activities of these structures are related to the assumption of insurance premiums, related losses associated with the assumed premiums and investment income on invested assets. The transactions related to these activities are not related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Based on the above, we determined our captive and rent-a-captive structures are not variable interest entities and are subject to the scope exception of FIN46(R), other than our wholly owned subsidiary, AIIC. This is a result of both the structures being deemed businesses, as well as verifying the above conditions do not exist, which would result in the applicability of FIN46(R). Accordingly, we have accounted for the transactions with these entities as ceded reinsurance and have not consolidated the operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Losses and Loss Adjustment Expenses, page 24

     2. Because IBNR reserve estimates are more imprecise, please provide us in disclosure-type format the amount of IBNR separately from case reserves for each line of business.

MANAGEMENT'S RESPONSE:

The following table sets forth our net case and IBNR reserves for losses and LAE at December 31, 2004 (in thousands):

                                                Net Case    Net IBNR      Total
                                                --------    --------      -----

          Workers' Compensation                 $50,310    $ 61,783     $112,093
          Residual Markets                        6,843      12,548       19,391
          Commercial Multiple Peril/General
          Liability                              14,825      29,361       44,186
          Commercial Automobile                  16,576      16,688       33,264
          Other                                   7,707      10,355       18,062
                                                --------------------------------
          Total                                 $96,261    $130,735     $226,996
                                                ================================

     3. We noted that you establish a liability for losses and LAE based upon estimates received from ceding re-insurers on assumed business. Please provide to us, in disclosure type format, a discussion of the higher degree of uncertainty related to this estimate of assumed loss reserves as compared to direct loss reserves. Please include the risks associated with making estimates, and the effects and expected effects of the uncertainty on financial position and results of operations. Also in this disclosure, please consider disclosing the following:

          a. The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

          b. The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;

          c. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

          d. What process management performs to determine the accuracy and completeness of the information received from the cedants;

          e. How management resolves disputes with cedants and how often disputes occur;

          f. How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology, and

          g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.



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MANAGEMENT'S RESPONSE:

CURRENT DISCLOSURE IN 2004 FORM 10-K, PAGE 24:

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer, and the insurer's payment of that loss. To recognize liabilities for unpaid losses and loss adjustment expenses ("LAE"), insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported net losses and LAE. We establish a liability for losses and LAE which represent (1) case basis estimates of reported unpaid losses and LAE on direct business, (2) actuarial estimates of incurred but not reported losses ("IBNR") and LAE, and
(3) estimates received from ceding reinsurers on assumed business. Such liabilities, by necessity, are based upon estimates and, while we believe the amount of our reserves are adequate, the ultimate liability may be greater or less than the amount provided.

As of December 31, 2004, we have accrued $378.2 million of gross loss and LAE reserves compared with $339.5 million at December 31, 2003.

PROPOSED DISCLOSURE (BASED ON 2004 AMOUNTS), TO BE UPDATED FOR 2005 AND INCLUDED IN OUR 2005 FORM 10-K. IN ADDITION, WE HAVE COLLECTIVELY RESPONDED TO COMMENT ITEMS A THROUGH G WITHIN THE FOLLOWING PROPOSED DISCLOSURE. IT SHOULD BE NOTED THAT THE MAJORITY OF OUR ASSUMED BUSINESS IS DIRECTLY MANAGED BY US THROUGH OUR SYSTEMS AND INTERNAL CONTROL STRUCTURE. THEREFORE, THIS PORTION OF ASSUMED BUSINESS IS LIMITED TO INFORMATION PROVIDED BY CEDANTS, THEIR ESTIMATES, AND IS RECORDED ON A CURRENT BASIS AS OPPOSED TO A TIME-LAG:

Significant periods of time can elapse between the occurrence of a loss, the reporting of the loss to the insurer, and the insurer's payment of that loss. To recognize liabilities for unpaid losses and loss adjustment expenses ("LAE"), insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported net losses and LAE.

The following table sets forth our gross and net reserves for losses and LAE based upon an underlying source of data, at December 31, 2004 (in thousands):

                                               Case         IBNR          Total
                                               ----         ----          -----

Direct                                       $154,235     $185,461      $339,696
Assumed-Directly Managed(1)                     1,226       12,927        14,153
Assumed-Residual Markets(2)                     6,847       12,562        19,409
Assumed-Retroceded                                752          333         1,085
Assumed-Other                                   3,009          805         3,814
                                             -----------------------------------
                                              166,069      212,088       378,157
Less Ceded                                     69,808       81,353       151,161
                                             -----------------------------------
Net                                          $ 96,261     $130,735      $226,996
                                             ===================================

(1) Directly managed represents business managed and processed by our underwriting, claims, and loss control departments, utilizing our internal systems and related controls.







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(2) Residual markets represent mandatory pooled workers' compensation business based upon an individual company's market share by state.

We establish a liability for losses and LAE, which represent case base estimates of reported unpaid losses and LAE and actuarial estimates of incurred but not reported losses ("IBNR") and LAE. Such liabilities, by necessity, are based upon estimates and, while we believe the amount of our reserves are adequate, the ultimate liability may be greater or less than the estimate. As of December 31, 2004, we have accrued $378.2 million of gross loss and LAE reserves compared with $339.5 million at December 31, 2003.

In reference to the above table, the reserves related to our direct business and assumed business which we manage directly, are established through transactions processed through our internal systems and related controls. Accordingly, the case reserves are established on a current basis, therefore there is no backlog, and IBNR is determined utilizing various actuarial methods based upon historical data. Ultimate reserve estimates related to assumed business from residual markets are provided by individual states on a two quarter lag and include an estimated reserve based upon actuarial methods for this lag. Assumed business which is subsequently 100% retroceded to participating reinsurers relates to business previously discontinued and now is in run-off. Lastly, in relation to assumed business from other sources, we receive case and paid loss data within a forty-five day reporting period and develop our estimates for IBNR based on both current and historical data.

The completeness and accuracy of data received by cedants on assumed business that we do not manage directly is verified through monthly reconciliations to detailed statements, inception to date rollforwards of claim data, actuarial estimates of historical trends, field audits, and a series of management oversight reports on a program basis.

To date, in the aggregate, there have been no material disputes with our reinsurers. No assurance can be given, however, regarding the future willingness or ability of any of our reinsurers to meet their obligations.

Revenue Recognition, page 26

4. We believe your disclosure regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please provide to us, in disclosure type format, the following information.

          a. Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

          b. Discuss the key assumptions used to arrive at management's best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic.





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          c.   Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

MANAGEMENT'S RESPONSE:

CURRENT DISCLOSURE IN 2004 FORM 10-K, PAGE 26:

We recognize premiums written as earned on a pro rata basis over the life of the policy term. Unearned premiums represent the portion of premiums written that are applicable to the unexpired terms of policies in force. Provisions for unearned premiums on reinsurance assumed from others are made on the basis of ceding reports when received and actuarial estimates. In addition, certain premiums are subject to retrospective premium adjustments. Premium is recognized over the term of the insurance contract.

PROPOSED DISCLOSURE (BASED ON 2004 AMOUNTS), TO BE UPDATED FOR 2005 AND INCLUDED IN OUR 2005 FORM 10-K. WE HAVE COLLECTIVELY RESPONDED TO COMMENT ITEMS A THROUGH C WITHIN THE FOLLOWING PROPOSED DISCLOSURE. AS MENTIONED ABOVE, THE MAJORITY OF OUR ASSUMED BUSINESS IS DIRECTLY MANAGED BY US THROUGH OUR SYSTEMS AND INTERNAL CONTROL STRUCTURE. THEREFORE, THIS PORTION OF ASSUMED BUSINESS IS LIMITED TO INFORMATION PROVIDED BY CEDANTS, THEIR ESTIMATES, AND IS RECORDED ON A CURRENT BASIS AS OPPOSED TO A TIME-LAG:

We recognize premiums written as earned on a pro rata basis over the life of the policy term. Unearned premiums represent the portion of premiums written that are applicable to the unexpired terms of an in force policy. Provisions for unearned premiums on reinsurance assumed from others are made on the basis of ceding reports when received and actuarial estimates.

For the period ending December 31, 2004, total assumed written premiums were $51.8 million, of which $38.2 million, relates to assumed business we manage directly, and therefore, no estimation is involved. The related transactions of this business are processed through our internal systems and related controls and therefore, the assumed written premiums are on a current basis and no estimate is required, furthermore commission and related expenses are recorded on a current basis through our internal systems and controls. The remaining $13.6 million of assumed written premiums represents $13.1 million related to residual markets, of which $641,000 relates to the change in lag estimate, which is estimated utilizing actuarial methods, and $553,000 related to other business.

Assumed premium estimates are specifically related to the mandatory assumed pool business from the National Council on Compensation Insurance ("NCCI"), or residual market business. The pools cede workers' compensation business to participating companies based upon the individual company's market share by state. The activity is reported from the NCCI to participating companies on a two quarter lag. To accommodate this lag, we estimate premium and loss activity based on historical and





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market based results. The expenses related to residual markets are recorded based upon actual data received by the states and an estimate for expenses related to the two quarter lag is developed utilizing actuarial methods. As of December 31, 2004, assumed premium receivables related to the estimated amount was $7.7 million. This primarily relates to the national pool, which is largely impacted by various state market share of individual companies. Historically, we have not experienced any material difficulties or disputes in collecting balances from NCCI; and therefore, no provision for doubtful accounts is recorded related to the assumed premium estimate.

In addition, certain premiums are subject to retrospective premium adjustments. Premium is recognized over the term of the insurance contract.


Financial Statements

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page 62

5. We note that, effective January 1, 2004, you deconsolidated your wholly owned subsidiary, American Indemnity Insurance Company, Ltd., due to the adoption of FIN 46(R). Please provide to us your analysis of the provisions of FIN 46(R) which led to the deconsolidation, including support for management's determination that neither you nor Star is the primary beneficiary within this arrangement.

MANAGEMENT'S RESPONSE:

BACKGROUND IN RELATION TO AMERICAN INDEMNITY INSURANCE COMPANY, LTD. ("AIIC")

AIIC is a wholly owned subsidiary of ours, with 50% owned directly by Meadowbrook Insurance Group, Inc. ("MIGI") and 50% owned by Star Insurance Company ("Star"), which is a wholly owned subsidiary of MIGI. All operating decisions are made by MIGI. AIIC's primary function is to reinsure certain risks written by Star. The reinsurance assumed by AIIC results from client risk-sharing programs established by Star, where Star participates in the operating results of the program, and the client group also shares in the results through a risk-sharing agreement with AIIC. This rent-a-captive risk-sharing program allows the client group to retain a significant portion of its own loss exposure without the administrative costs and capital commitment required to establish and operate its own captive. As part of its participation in the rent-a-captive, the client group purchases redeemable preferred stock of AIIC. These shares entitle the client group to participate in the profits and losses of the program. The client group may redeem its shares on January 1 of each year upon request. The redemption value of the shares is based on the value of the preferred shares plus or minus the experience of the client's insurance program. Dividends are determined and accrued by taking the underwriting profits plus the interest income on trust accounts less rental fees. Payment of dividends is made on or after the redemption date, when requested by the client group.



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The preferred shares are non-voting and are classified as liabilities on MIGI's financial statements.

ANALYSIS OF FIN 46(R) WHICH LED TO THE CONCLUSION TO DECONSOLIDATE AIIC.

Per paragraph 5 of FIN 46(R), AIIC would be subject to consolidation if "the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders." Based on the capital structure of AIIC, AIIC would not be able to support its activities solely on the equity investment of MIGI and Star. AIIC relies on the investments made by the client groups through their purchases of the redeemable preferred shares. Consequently, AIIC would be considered a variable interest entity and is subject to the provisions of FIN 46(R).

Paragraph 14 of FIN 46(R) states that "an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both." In relation to AIIC, each client group is responsible for its own program. If there is an operating loss, the client group is responsible for funding this loss. Therefore, the client groups will absorb the majority of AIIC's losses, rather than Star or MIGI

The above analysis led us to the conclusion neither Star nor MIGI would be the primary beneficiary of AIIC. Therefore, it was our determination to deconsolidate AIIC with the adoption of FIN 46(R). Per the guidance of paragraph 29 of FIN 46(R), we adopted FIN 46(R) for the quarter ending March 31, 2004 and deconsolidated AIIC effective January 1, 2004, as AIIC was created prior to February 1, 2003. In addition and as permitted by paragraph 40 of FIN 46(R), we did not restate prior year balances as a result of adopting FIN 46(R), as the impact on our consolidated financial statements was not material.

SEPTEMBER 30, 2005 FORM 10-Q, FILED NOVEMBER 7, 2005

Item 1 Financial Statements

Notes to Consolidated Financial Statements

Note 8 - Subsequent Event, page 21

6. Please tell us the purchase price of the Florida-based insurance agency you purchased on November 1, 2005. Additionally, please tell us why an Item
     2.01 Form 8-K was not filed in connection with this acquisition.

MANAGEMENT'S RESPONSE:

On November 7, 2005, we filed this information as Item 8.01 Other Events Form 8-K, which included an exhibit of the corresponding press release announcing this purchase. Due to the immaterial nature of this purchase, we concluded the purchase was not material to the overall operations of our business; and therefore, did not require a filing under Item 2.01 Completion of Acquisition or Disposition of Assets. As indicated within







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the instructions to Item 2.01, an acquisition shall be deemed to involve a significant amount of assets if the registrant's consolidated equity in the net book value of such assets or the amount paid for the assets exceeds 10% of the total consolidated assets of the registrant. The purchase did not consist of a significant amount of assets. Our total consolidated assets as of September 30, 2005 were $881.8 million. The purchase price of the purchased net assets was $3.5 million. In addition, the instructions to Item 2.01 state that acquisitions of individually insignificant businesses are not required to be reported pursuant to this Item 2.01 unless they are related businesses and are significant in the aggregate. This also is not applicable in relation to the disclosed acquisition. Based upon this information, we determined this acquisition would be appropriately disclosed within Item 8.01 Form 8-K.

We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to Karen M. Spaun (248) 204-8178 or Robert S. Cubbin (248) 204-8031.



Sincerely,


/s/ Robert S. Cubbin                                /s/ Karen M. Spaun
-----------------------------                       ---------------------------
Robert S. Cubbin                                    Karen M. Spaun
Chief Executive Officer                             Chief Financial Officer